Robot Consulting Co., Ltd.

March 28, 2025

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Robert Littlepage
Mitchell Austin
Jan Woo

Re:	Robot Consulting Co., Ltd.
Amendment No. 2 to Registration Statement on Form F-1
Filed March 26, 2025
File No. 333-284875

Ladies and Gentlemen:

This letter is in response to the letter dated March 28, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Robot Consulting Co., Ltd. (the “Company,” “we,” “us,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 3 to Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 2 to Registration Statement on Form F-1

Exhibit Index

Consent of Grassi & Co., CPAs, P.C., page II-4

1. Please have your auditor consent to the use of their report dated September 11, 2024, except for Note 11, Note 17 and Note 20, as to which the date is February 12, 2025.

Response: In response to the Staff’s comment, we have filed a revised consent letter as Exhibit 23.1 to the Amended Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Amit Takur
Name:	Amit Takur
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC